                      SECURITIES AND EXCHANGE COMMISSION,

                            WASHINGTON, D.C.  20549


                                 SCHEDULE TO

                                 (Rule 144-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                EFTC CORPORATION
                                ----------------
                       (Name of Subject Company (Issuer))

                          THAYER-BLUM FUNDING, L.L.C.
                          ---------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                  268443-10-8
                                  -----------
                     (CUSIP Number of Class of Securities)

                              Jeffrey W. Goettman
                          Thayer-BLUM Funding, L.L.C.
                         1455 Pennsylvania Avenue, N.W.
                            Washington,. D.C. 20004
                           Telephone:  (202) 371-0150

                                with a copy to:

                              Eric A. Stern, Esq.
                                Latham & Watkins
                          1001 Pennsylvania Ave. N.W.
                                   Suite 1300
                             Washington, D.C. 20004
                           Telephone:  (202) 627-2200

[  ]  Check the box if any part of the fee is offset as provided by Rule 0-
      11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.


[ ]  issuer tender offer subject to Rule 13e-4.


[ ]  going-private transaction subject to Rule 13e-3.


[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                EFTC REPORTS AGREEMENT FOR ADDITIONAL INVESTMENT
                BY THAYER AND BLUM AND AMENDMENT TO TENDER OFFER


DENVER--June 6, 2000--EFTC Corporation (NASDAQ: EFTC), a leading provider of high-mix electronic manufacturing services, reported today that it and Thayer Equity Investors IV, L.P. (Thayer) and BLUM Capital Partners, L.P. (BLUM) have agreed that Thayer and BLUM will invest an additional $14 million in EFTC and that the maximum number of shares to be acquired in the previously announced tender offer for shares of EFTC common stock will be 5,625,00 at a price of $4.00 per share.

The tender offer was announced by EFTC on March 30, 2000 as the second stage of a public recapitalization under which Thayer and BLUM invested a total of $54 million in EFTC in exchange for senior subordinated exchangeable notes and warrants, and were subsequently to undertake a tender offer of up to 8,250,000 but not less than 500,000 shares of the outstanding common stock of EFTC at a price of $4.00 per share. The tender offer, which is subject to the satisfaction of certain conditions, has been modified to reduce the maximum number of shares of EFTC common stock subject to the tender offer to 5,625,000 at a price of $4.00 per share. Upon shareholder approval of certain aspects of the transaction and consummation of the tender offer, the warrants will be cancelled and the senior subordinated exchangeable notes issued in March will be exchanged for senior subordinated convertible notes that are convertible into common stock at a conversion price of $2.58 per share.

Thayer and BLUM have agreed to invest an additional $14.0 million in additional senior subordinated exchangeable notes by June 30, 2000. Upon shareholder approval of certain aspects of the transaction and consummation of the tender offer, those notes will be exchanged for preferred stock of EFTC that will accrue dividends payable in kind at a rate of 8.875% and will be convertible into common stock at a conversion price of $1.80 per share.

The tender offer will commence at about the time EFTC mails a proxy statement to its shareholders to seek their approval of certain aspects of the transaction. EFTC anticipates that the proxy statement will be mailed soon after any regulatory clearances are obtained, which could occur by the end of June.

EFTC, a provider of high-mix electronic services, is headquartered in Denver, Colorado and employs over 1,500 people nationwide. EFTC provides its services primarily to OEM customers in the avionics, medical, instrumentation, and communications industries.

Thayer Capital Partners is a private equity investment firm based in Washington, DC. Thayer manages two private equity funds with more than $1.2 billion under management. The firm focuses on buyouts and growth equity investments in four primary industries: information technology and services, electronics and outsourced manufacturing, travel and leisure services, and outsourced business services.

BLUM Capital Partners is a San Francisco-based private equity and strategic block investment firm, which manages in excess of $3 billion in capital both domestically and internationally.

BLUM has invested in a wide variety of businesses and has been successful initiating value-enhancing strategies, including going-private transactions, equity infusions to either restructure a balance sheet or provide growth capital, share repurchases, acquisition programs, and business unit divestitures.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the company. If an offer is commenced, Thayer and BLUM will file a tender offer statement with the U.S. Securities and Exchange Commission and EFTC will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal, and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of EFTC at no expense to them. The tender offer statement (including the offer to purchase, the related letter to the transmittal, and the other offer documents filed with the commission) and the solicitation/recommendation statement will also be available at no charge at the Commission's website at www.sec.gov.
                        -----------

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain of the statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements include any suggestion that the tender offer will or will not be commenced or consummated. Factors that could cause actual results to differ materially include the following: satisfaction of the conditions to the tender offer; relations with the Company's major customer; business conditions and growth in the Company's industry and in the general economy; competitive factors; risks that orders may be subject to cancellation; risks due to shifts in market demand; risks inherent with predicting revenue and earnings outcomes; uncertainties involved in implementing improvements in the manufacturing process; uncertainties regarding potential tax refunds, uncertainties regarding application of accounting principles; the ability of the Company to complete acquisitions; and the risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission as well as assumptions regarding the foregoing. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.